UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

5 Yunitsman St.,
Tel Aviv, Israel, 6936025
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                           Form 40-F  ☐

EXPLANATORY NOTE

On March 18, 2024, Wix.com Ltd. (NASDAQ: WIX) issued a press release titled “Wix Announces Entry into Effect of New Israeli Repurchase Regulations”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2024
WIX.COM LTD.

By:	/s/ Naama Kaenan
Name:	Naama Kaenan
Title:	General Counsel

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated March 18, 2024 titled “Wix Announces Entry into Effect of New Israeli Repurchase Regulations”.